Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$78.60

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $78.60 is offset against the registration fee due for this offering and of which $1,139,992.89 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 685/A dated February 20, 2008

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	5252M0DX2

ISIN:	US5252M0DX26

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

Lehman Brothers Inc. has agreed to purchase $2,000,000 aggregate principal amount of the Notes from Lehman Brothers Holdings Inc. at 100% of the principal amount of the Notes minus a commission equal to $40.00 per $1,000 principal amount, or 4.00%.  Lehman Brothers Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the Notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The Notes will be issued in an aggregate principal amount of $2,000,000 and will form a single tranche with the $3,000,000 aggregate principal amount of Medium-Term Notes, Series I, due February 27, 2038 that Lehman Brothers Holdings will issue on February 27, 2008. The Notes will have the same CUSIP and ISIN numbers as the other Notes of this tranche and will settle on the same date as, and trade interchangeably with, the other Notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of this tranche to $5,000,000.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐ As agent

☐	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☒	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Upsize Trade Date:	February 20, 2008

Original Trade Date:	February 14, 2008

Issue Date:	February 27, 2008

Stated Maturity Date:	February 27, 2038, subject to Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Issue Price:	Variable Price Re-offer

Redemption Amount:	100.0%

Date From Which Interest Accrues:	☒ Issue Date
☐ Other: _______________

☒ Fixed Rate Note

Interest Rate per Annum:	7.25%

☐ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No

☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:

Semi-annually on the 27th of February and August, commencing August 27, 2008 and ending on the Maturity Date, subject to the Issuer’s Call Option; provided that if such day is not a Business Day, then such day will be the following Business Day.

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on February 27, 2011.  Notice of redemption will be given not less than five Business Days prior to the redemption date.

Underwriter:	Lehman Brothers Inc.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes ☒ No

Business Day:	New York

Authorized Denominations:	$1,000/$1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

RISK FACTORS

An investment in the notes entails certain risks. See “Risk Factors” in the Prospectus Supplement.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the

Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  The Agent may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers not to exceed 4.00%.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.